SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated

16 MAY 2003
AngloGold Limited
_
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa____
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:       Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
   ANGLOGOLD ISSUES A CAUTIONARY ANNOUNCEMENT

Filed by AngloGold Limited
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashanti Goldfields Company Limited
Commission File No. 1-14212

AngloGold Limited
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
JSE Share Code: ANG
ISIN: ZAE000043485

CAUTIONARY ANNOUNCEMENT
The board of AngloGold notes the announcement by Ashanti Goldfields Company Limited as follows:
"The board of Ashanti Goldfields Company Limited ("Ashanti") notes the recent movement in its share price. It confirms that the boards of Ashanti and AngloGold Limited ("AngloGold") are in discussions regarding a proposed merger of the two companies at a ratio of 26 AngloGold shares for every 100 Ashanti ordinary shares or global depositary securities. These discussions may or may not lead to a proposal being made for the entire issued share capital of Ashanti.

The boards of the two companies have initiated discussions with certain stakeholders and a further announcement will be made in due course. However, there can be no assurance that agreement will be reached. Consequently, shareholders of Ashanti are advised to exercise caution when dealing in the relevant securities until a further announcement is made."
AngloGold confirms that it is in negotiations with Ashanti and certain of its stakeholders but there can be no assurance that agreement will be reached. Consequently, shareholders of AngloGold are advised to exercise caution when dealing in relevant securities until a further announcement is made.

Johannesburg

16 May 2003

JSE Sponsor: UBS Warburg

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. For a discussion of important factors and risks involved in AngloGold's business, refer to AngloGold's annual report on Form 20-F for the year ended 31 December 2002 which was filed with the U.S. Securities and Exchange Commission on 7 April 2003.

AngloGold does not undertake any obligation to update publicly or release any revisions to publicly update any forward-looking statements discussed in this news release, whether as a result of new information, future events or otherwise.

In the event a transaction is entered into between AngloGold and Ashanti, AngloGold will file important documents with the U.S. Securities and Exchange Commission (the "SEC"). In the event a transaction is entered into, investors and security holders are urged to carefully read all such documents filed with the SEC, because these documents will contain important information. Investors and security holders will be able to obtain a free copy of any such documents at the SEC's web site at www.sec.gov or by directing a request to AngloGold Limited, 14th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa, Attention: Chris Bull, Company Secretary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date:  16 MAY 2003
By:  /s/ C R B
ULL
_

Name:  C R Bull
Title:     Company Secretary